UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June 2022    Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)
8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ___        Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE
    Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-250113).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 23, 2022    By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:    General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

99.1        Notice and Management Proxy Circular dated June 15, 2022
99.2(1)        Annual Report for the year ended March 31, 2022

(1)    The audit report of PricewaterhouseCoopers LLP dated May 31, 2022 on the annual financial statements of the registrant for its fiscal year ended March 31, 2022 that is being furnished as an exhibit to this Report on Form 6-K is the same report that has been prepared in accordance with applicable Quebec professional standards and included with the registrant’s audited annual financial statements that have been filed with Canadian securities regulatory authorities. The audit report contains certain information required by applicable Quebec professional standards that will not be included in the audit report prepared in accordance with applicable U.S. securities laws and the requirement of the Public Company Accounting Oversight Board that will be in the registrant’s annual report on Form 40-F for its fiscal year ended March 31, 2022.